Filed by Oaktree Specialty Lending Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Oaktree Strategic Income II, Inc.

Commission File No. 814-01281

On September 15, 2022, Oaktree Specialty Lending Corporation (“OCSL”) held a conference call to discuss the transactions contemplated by the Agreement and Plan of Merger by and among Oaktree Strategic Income II, Inc. (“OSI2”), OCSL, Project Superior Merger Sub, Inc. and, for certain limited purposes, Oaktree Fund Advisors, LLC (together with its affiliates, “Oaktree”). The following information was discussed on the call:

Operator^ Welcome, and thank you for joining Oaktree Specialty Lending Corporation and Oaktree Strategic Income II, Inc. Merger Conference Call. Today’s conference call is being recorded. (Operator Instructions)

Now I would like to introduce Michael Mosticchio, Head of Investor Relations, who will host today’s conference call. Mr. Mosticchio, you may begin.

Michael Mosticchio^ Thank you, Marlise, and hello, everyone. Before we begin, I want to remind you that comments on today’s call include forward-looking statements reflecting our current views with respect to among other things, the timing or likelihood of the proposed merger closing, the expected synergies and savings associated with the merger, the ability to realize the anticipated benefits of the merger and our future operating results and financial performance.

Our actual results could differ materially from those implied or expressed in the forward-looking statements. Please refer to Oaktree Specialty Lending Corporation and Oaktree Strategic Income II, Inc.’s SEC filings for a discussion of these factors in further detail. The companies undertake no duty to update or revise any forward-looking statements.

I’d also like to remind you that nothing on this call constitutes an offer to sell or solicitation of an offer to purchase any interest in any Oaktree fund. Investors and others should note that Oaktree Specialty Lending Corporation uses the Investors section of its corporate website to announce material information. The company encourages investors, the media and others to review the information that is shared on its website.

With that, I would now like to turn the call over to Matt Pendo.

Mathew M. Pendo^ Thanks, Mike, and welcome, everyone. Thank you all for joining us today. With me are Armen Panossian, Chief Executive Officer and Chief Investment Officer; Matt Stewart, Chief Operating Officer; and Chris McKown, Chief Financial Officer and Treasurer.

This morning, Oaktree Specialty Lending Corporation, or OCSL, and Oaktree Strategic Income II, Inc., or OSI2, issued a joint press release announcing that they have entered into a merger agreement pursuant to which OSI2 will merge with and into OCSL. We also posted a presentation outlining this transaction on the Investor Relations page of the OCSL website.

On the call today, I’ll provide you an overview of the merger and our strategic rationale for pursuing it. Armen will then discuss what each vehicle brings to the combination, and then he will share details about the combined portfolio.

As some of you may know, nearly two years ago, we announced the merger of our two then publicly traded BDCs, OCSL and Oaktree Strategic Income Corporation. We articulated a series of reasons for carrying out the merger, including benefits of being a larger, more scaled BDC, improved access to debt capital markets, better trading liquidity and ROE accretion, all of which have come to fruition.

Since closing the deal in March of 2021, OCSL’s ROE has steadily grown, has increased its dividend 6 times, its stock has become more liquid, and it has been able to further diversify its capital structure.

As was the case in the prior merger, we see this transaction as providing the same benefits to stockholders of both OSI2 and OCSL. OSI2 is a privately offered BDC that launched in the summer of 2018 through a nonpublic fundraising effort with Morgan Stanley’s Wealth Management organization. It received just over $330 million of commitment from over 1,700 investors with an average commitment size of $190,000, and the vehicle held its final close in the fall of 2018. As of June 30, it had $604 million of assets and $325 million of net asset value. Both companies have the same investment mandate. And as a result, over 97% of OSI2’s portfolio investments are also in OCSL’s portfolio, and both share having excellent credit quality with no investments on nonaccrual as of June 30.

Let me now touch on the key terms of the merger, which can be found on Slide 4 of the presentation. Under the terms of the merger agreement, OSI2 stockholders will receive an amount of shares of OCSL common stock based upon the net asset values of each company at the time of closing. In essence, this will be a NAV-for-NAV exchange, which will result in ownership split of the combined company proportional to each of OCSL’s and OSI2’s respective net asset values. Each is determined shortly before closing.

For illustrative purposes, based on June 30, 2022 net asset values and excluding transaction costs and any tax-related distributions, OCSL would have issued approximately 2.71 shares of its common stock for each outstanding share of OSI2 common stock, resulting in a pro forma ownership split of 79.5% for current stockholders of OCSL and 20.5% for current stockholders of OSI2.

Oaktree is providing significant support to this transaction and has agreed to waive $9 million of base management fees as follows: $6 million at a rate of $1.5 million per quarter in the first year following closing of the merger, and $3 million at a rate of $750,000 per quarter in the second year following closing of the merger.

Prior to closing, each of OCSL and OSI2 Boards of Directors intend to declare and pay ordinary course quarterly distributions. The merger is expected to close in the second fiscal quarter of 2023, subject to stockholder approval and satisfaction of other closing conditions as outlined in the merger agreement.

Now turning to Page 6 of the presentation. We describe why we believe the merger is compelling to each company. First, it will create a larger, more scaled BDC, with just over $3 billion of total assets and over $1.5 billion of net assets. OCSL will become a top 10 publicly traded BDC by total assets and is expected to experience improved trading liquidity, therefore making the stock more attractive to institutional investors. This may also lead to expanded equity research coverage.

Second, the transaction represents a merger between two highly complementary portfolios that we are very familiar with. We’ve been managing both portfolios for several years, which gives us confidence in our ability to integrate the two portfolios seamlessly. The combination will result in improvement in portfolio metrics as OCSL’s first lien investments will increase to 73% of the portfolio at fair value and top 10 investment concentration will modestly decrease for the combined company.

Third, the combined companies have greater access to more diverse, lower-cost sources of debt, including institutional unsecured bond financing. In addition, we have spoken with lenders of both companies; they have indicated they’re supportive of the merger.

The leverage ratio for the combined company will be the same as OCSL’s existing target of 0.9x to 1.25x. We anticipate that the combined company will be within this leverage target at closing as the current pro forma net leverage at June 30 is approximately 1.0x. We believe the combined company will continue to have strong liquidity and capital deployed as investment opportunities arise.

And finally, the transaction is expected to be immediately accretive to net investment income. We expect the combined company will generate approximately $1.6 million of operational synergies annually as certain fixed costs at OSI2 will be eliminated and interest expense savings will result from a streamlined capital structure. In addition, the larger asset base of the combined company should result in a lower expense ratio.

With that, I’ll turn the call over to Armen.

Armen Panossian^ Thanks, Matt, and hello, everyone. To echo Matt, this is a compelling merger that we believe will create meaningful value for stockholders of both OCSL and OSI2. The combination creates important scale, improved portfolio metrics and cost-saving opportunities to bolster profitability. For those investors who may not be familiar with OSI2, the company’s investment approach is the same as OCSL’s – investing primarily in senior secured loans to performing middle market borrowers in both the private placement and the public debt markets.

In fact, 97% of OSI2’s portfolio investments are also in OCSL’s portfolio as the company has been co-investing with OCSL and other Oaktree entities since its inception.

As of June 30, 2022, the company held $567 million of investments across 115 portfolio companies, 84% of these investments were first lien and 13% were second lien. The remaining 3% was invested in equity and unsecured debt. Its weighted average yield on debt investments was 9.4% as of June 30, in line with OCSL’s yield of 9.3%. OSI2 has generated strong performance over the last 4 years and delivered a 9.3% return on adjusted net investment income over the last 12 months and had no investments on nonaccrual status as of June 30.

Now I would like to talk about the combined portfolio and its expected benefits to both sets of stockholders. The combination of OCSL and OSI2 would create a larger and somewhat more diversified portfolio with respect to the number of individual borrowers and concentration of holdings. OCSL and OSI2 would have had investments in nearly 160 borrowers as of June 30. The combined portfolio would increase the amount of first lien investments in OCSL to 73%, up from 70%. Additionally, the top 10 portfolio companies as a percentage of fair value are expected to be about 22%, down slightly from 23% for OCSL.

And just to emphasize again, the credit quality of the combined portfolio would be extremely strong. Additionally, the significant amount of investment overlap between the two portfolios will help to facilitate the seamless integration of the companies. And because Oaktree’s Strategic Credit strategy manages both investment portfolios, the diligence concerns normally present in nonaffiliated mergers and acquisitions are essentially eliminated.

Looking ahead, our investment strategy and overall approach at OCSL will not change. Rather, this transaction represents a way to grow OCSL and delivers the several benefits that we just described. We remain focused on maintaining our high-quality and more conservatively positioned portfolio, investing defensively while seeking out favorable risk-reward opportunities.

Before wrapping up the call, I wanted to discuss the process and expected timeline of the transaction. In order to consummate the merger, we intend to seek approval from stockholders of both OCSL and OSI2. The companies plan to file a joint proxy statement and prospectus with the SEC and are hoping to hold a stockholder meeting for each company in the second fiscal quarter of 2023 ending in March. If we receive approval from both sets of shareholders, we expect to close the transaction very soon thereafter.

In conclusion, we believe this merger represents a great opportunity for stockholders of both OCSL and OSI2. We anticipate that it will create a larger, more scaled BDC with increased trading liquidity, potentially broaden our institutional stockholder base and improve access to lower cost sources of debt. We also expect that it will drive meaningful, immediate NII accretion.

Again, we thank you in advance for your support and expect to complete this transaction in a timely manner. We are excited about the future for the combined company and look forward to continuing to deliver attractive risk-adjusted returns to our stockholders. We also want to thank you for joining us on today’s call and for your continued interest in OCSL.

With that, operator, please open the lines for questions.

Operator^ (Operator Instructions) Our first question is coming from Kevin Fultz, JMP Securities.

Kevin Fultz^ Within the OSI2 portfolio, is there a portion that would be considered noncore that you’d be looking to rotate out of either before the merger closes or following the closing of the merger?

Armen Panossian^ Thanks, Kevin. This is Armen. No, there really isn’t a noncore portfolio there because it was a de novo portfolio put together by Oaktree over the last 4 or so years and consistent with how we’ve been originating and allocating to OCSL.

Kevin Fultz^ I expected. And then just one more. What percent of the OSI2 portfolio is invested in liquid investments?

Armen Panossian^ I don’t know if Matt Stewart, if he’s on the line, he could answer that.

Matthew Stewart^ About 1/3 of the portfolio is in liquid investments. Very similar to what’s in OCSL given the 97% overlap.

Operator^ Our next question is coming from Ryan Lynch from KBW.

Ryan Lynch^ I just had two questions today. The first one was regarding the liability stack. Is the plan to take on OSI2’s credit facility and to keep that running? Or do you plan to take that out? And then longer term, I guess, when you look at the pro forma — the two liability structures today since OSI2 is all credit facility debt, would you like to eventually balance that out with more unsecured debt? Or what are the thoughts longer term on that?

Matthew Stewart^ It’s Matt Stewart here. So we have two credit facilities within OSI2 currently. We have a revolver and then a dropdown SPV, as you noted. We’ve been in discussions with both lenders there. They’re both very supportive of the transaction. The current plan is, as of right now, is to take out the small syndicated revolver and bring that on balance sheet. We’ll save interest expense there. And then we’ll bring over the other SPV and put it alongside our current SPV that’s sitting within OCSL.

Longer term, we may able to merge those and save some costs. But for right now, we’ll bring over the loan and extinguish the other at closing.

Longer term, we’ll continue to evaluate all sources of financing in the BDC. So we’ll see how the market conditions are next year. But — right now — that’s our plan.

Ryan Lynch^ Got you. And then the other question that I had, and I think that this merger makes a lot of sense. I think it’s going to be — increase the size. There’s some accretive cost savings with some fee waivers, which will all make a lot of sense, I think, longer term. But the near term when this closes, my question, I want to make sure I understand correctly what you said, you said that a BDC was raised exclusively through the Morgan Stanley Wealth Management organization. So I’m just curious, at any time, a private BDC becomes public via either IPOing or through some sort of merger those private shareholders have been locked up for several years, and they seek liquidity or it could now — they now can see liquidity if they so choose to through the public stock and that could put pressure potentially on the stock price.

And so I’m just curious, if that is the case, have you guys thought about implementing some sort of repurchase agreement or something like that to be able to weather any potential redemptions or private shareholders that now receive liquidity potentially selling out?

Mathew M. Pendo^ Yes, Ryan, great question. Something that we spent a lot of time thinking about and obviously looking at precedent transactions. In terms of kind of the shareholder base of OSI2, one of the things that’s a little different in our OSI2 shareholder base versus some of the other kind of similar BDCs is that it’s all retail. There is no institutional ownership in that vehicle. So the average commitment size, as I mentioned in my prepared remarks, is $190,000, so it’s very dispersed. You don’t have kind of institutional, whether it’s state funds or pension plans who invested in the BDC when it was created with a view that as soon as it is public, they will sell. So it’s a different dynamic in OSI2 that you’ve seen in others.

And so for that reason, we didn’t institute any sort of lockup and I think it would be actually hard to actually execute that just given how dispersed the shareholding is.

The other thing in terms of the — as we think about kind of the OSI2 merger into OCSL, is for the OSI2 shareholders, they’re going to have an increase in the dividend. They’re going to have, obviously, the same portfolio, just bigger and more diverse. Better liability structure as Matt relayed. So I think the — it’s what they have now, but only better.

And then your third question about share repurchase. Share repurchase is always something that we’ll discuss with the Board. But for all the reasons I mentioned before, plus in the past, we prefer to keep our capital and invest in assets versus repurchasing stock, but we always look at that and talk to the Board. But I think the fundamental difference is that the shareholder base of OSI2 is very, very diverse.

Ryan Lynch^ Yes. Yes. That all makes sense. I appreciate the time today, and congrats on the merger.

Operator^ Our next question is coming from Melissa Wedel from JPMorgan.

Melissa Wedel^ Certainly, this proposed transaction seems really familiar, as you guys noted, to the OCSI merger. The one difference that sort of does jump out is that the portfolios, I think with the other one, weren’t quite as aligned. There was more senior exposure, a little bit lower yielding with OCSI. So to that extent, do you think that there is maybe a little bit less potential for the OSI2 assets to qualify for JV optimization?

Mathew M. Pendo^ So — not necessarily. I think there are some of the OSI2 assets that once they merge over into OCSL, we could move into the JV. So I don’t think there’s a big kind of drag, if you will, in terms of JV optimization from this transaction. I think it’s positive. I think as we think about the merger and reflected upon OCSL and OCSI, everything we thought would happen in terms of greater scale, diversification, liquidity in the stock, access to the unsecured markets. And as we think about OSI2 and just how similar the portfolios are and there is ability to optimize the JVs in it, we just felt extremely confident in the ability to execute on it and the benefits to both sets of shareholders.

So I think in many ways, it’s even a better merger target than OCSI just given when we’ve been through it and to the optimization, the sizes are actually pretty similar. So the — and the expense savings are real, there’s a fee waiver like we did before. So everything from our perspective lines up really, really well.

Melissa Wedel^ Okay. And then I know that you made the comment that for both vehicles, you would intend to continue paying normal course dividends. Of course, for OCSL, you’ve been steadily increasing that for a number of quarters sequentially now. So is there anything about this proposed transaction that would impact the Board’s thinking about that trajectory sort of continuing?

Mathew M. Pendo^ Sure, Melissa. There’s nothing about this transaction that would change the Board’s — how the Board is thinking about dividends going forward. You’ve seen what we’ve done historically. Obviously, the dividend is a Board decision. As we philosophically think about the dividend is a function of the earnings coming out of the asset portfolio. So nothing in this transaction would change that.

Operator^ (Operator Instructions) Our next question is coming from Brett Reiss from Janney Montgomery Scott.

Brett Reiss^ 80% — 88%, I think, of your loans are adjustable rate. Will that be pretty much the same number after the merger?

Armen Panossian^ Yes. This is Armen. It’s roughly the same. The current floating rate exposure on the asset side to OCSL is about 88%. It goes up marginally because OSI2 does have a slightly higher percentage of floating rate in it, but it doesn’t meaningfully move the needle. So it will just land a little bit north of 88% on the floating rate.

Operator^ We are concluding the question-and-answer session, and I would like to turn the conference back over to management at this time for some closing remarks.

Pardon me, there is still a question. Okay. Melissa Wedel is back and still has a question from JPMorgan.

Melissa Wedel^ Sorry about that. I wanted to hop back in the queue after two questions. Very quickly, I was hoping you could help us understand the thinking behind sort of the two-tier staggered fee waiver?

Mathew M. Pendo^ Sure. So the fee waiver just kind of stepping back, the fee waiver was something that is fairly common in these types of transactions and is something we did in the OCSI merger. We stepped it down in this case versus what we did OCSI primarily for what we talked about before. The portfolio here is overlapped 97% with OCSL. OCSI overlapped a lot less, and there was a lot more rotation of the portfolio that was required. So that’s what been stepped down in the fee waiver there.

In this case, that portfolio rotation is very, very small. So we have it stepping down after the first year, but it’s really designed to give time for the execution and, while we think that the integration will go seamlessly, this just provides a little cushion and benefit to the shareholders by doing that. There’s some deal expenses that allows for it and just some time to execute on it.

So the biggest difference with the last time was really just the rotation required of the portfolio is a lot, a lot less here.

Operator^ (Operator Instructions) Since we have no more questions, I am turning the conference back to Michael Mosticchio, please.

Michael Mosticchio^ Great. Thank you, and thank you all again for joining us on today’s call. A replay of this call will be available for 30 days in the Investors section of OCSL’s website or by dialing (877) 344-7529 for U.S. callers or 1 (412) 317-0088 for non-U.S. callers, with the replay access code 9719723, beginning approximately one hour after this broadcast.

Thank you, and we hope you have a great day.

Operator^ And this concludes the conference. Thank you for attending today’s presentation. You may now disconnect.

Forward-Looking Statements

Some of the statements in this transcript constitute forward-looking statements because they relate to future events, future performance or financial condition or the two-step merger (the “Mergers”) of OSI2 with and into OCSL. The forward-looking statements may include statements as to: future operating results of OSI2 and OCSL and distribution projections; business prospects of OSI2 and OCSL and the prospects of their portfolio companies; and the impact of the investments that OSI2 and OCSL expect to make. In addition, words such as “anticipate,” “believe,” “expect,” “seek,” “plan,” “should,” “estimate,” “project” and “intend” indicate forward-looking statements, although not all forward-looking statements include these words. The forward-looking statements contained in this transcript involve risks and uncertainties. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the timing or likelihood of the Mergers closing; (ii) the expected synergies and savings associated with the Mergers; (iii) the ability to realize the anticipated benefits of the Mergers, including the expected elimination of certain expenses and costs due to the Mergers; (iv) the percentage of OSI2 and OCSL stockholders voting in favor of the proposals submitted for their approval; (v) the possibility that competing offers or acquisition proposals will be made; (vi) the possibility that any or all of the various conditions to the consummation of the Mergers may not be satisfied or waived; (vii) risks related to diverting management’s attention from ongoing business operations; (viii) the risk that stockholder litigation in connection with the Mergers may result in significant costs of defense and liability; (ix) changes in the economy, financial markets and political environment, including the impacts of inflation and rising interest rates; (x) risks associated with possible disruption in the operations of OSI2 and OCSL or the economy generally due to terrorism, war or other geopolitical conflict (including the current conflict between Russia and Ukraine), natural disasters or the COVID-19 pandemic; (xi) future changes in laws or regulations (including the interpretation of these laws and regulations by regulatory authorities); (xii) conditions in OSI2’s and OCSL’s operating areas, particularly with respect to business development companies or regulated investment companies; (xiii) general considerations associated with the COVID-19 pandemic; and (xiv) other considerations that may be disclosed from time to time in OSI2’s and OCSL’s publicly disseminated documents and filings. OSI2 and OCSL have based the forward-looking statements included in this transcript on information available to them on the date hereof, and they assume no obligation to update any such forward-looking statements. Although OSI2 and OCSL undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that they may make directly to you or through reports that OSI2 and OCSL in the future may file with the Securities and Exchange Commission (“SEC”), including the Joint Proxy Statement and the Registration Statement (each as defined below), annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

Additional Information and Where to Find It

In connection with the Mergers, OSI2 and OCSL plan to file with the SEC and mail to their respective stockholders a joint proxy statement on Schedule 14A (the “Joint Proxy Statement”), and OCSL plans to file with the SEC a registration statement on Form N-14 (the “Registration Statement”) that will include the Joint Proxy Statement and a prospectus of OCSL. The Joint Proxy Statement and the Registration Statement will each contain important information about OSI2, OCSL, the Mergers and related matters. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. STOCKHOLDERS OF OSI2 AND OCSL ARE URGED TO READ THE JOINT PROXY STATEMENT AND REGISTRATION STATEMENT, AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT OSI2, OCSL, THE MERGERS AND RELATED MATTERS.

Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s website, http://www.sec.gov or, for documents filed by OCSL, from OCSL’s website at http://www.oaktreespecialtylending.com.

Participants in the Solicitation

OSI2, its directors, certain of its executive officers and certain employees and officers of Oaktree may be deemed to be participants in the solicitation of proxies in connection with the Mergers. Information about the directors and executive officers of OSI2 is set forth in its proxy statement for its 2022 Annual Meeting of Stockholders, which was filed with the SEC on January 20, 2022. OCSL, its directors, certain of its executive officers and certain employees and officers of Oaktree may be deemed to be participants in the solicitation of proxies in connection with the Mergers. Information about the directors and executive officers of OCSL is set forth in its proxy statement for its 2022 Annual Meeting of Stockholders, which was filed with the SEC on January 20, 2022. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the OSI2 and OCSL stockholders in connection with the Mergers will be contained in the Joint Proxy Statement when such document becomes available. These documents may be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This transcript is not, and under no circumstances is it to be construed as, a prospectus or an advertisement and the communication of this transcript is not, and under no circumstances is it to be construed as, an offer to sell or a solicitation of an offer to purchase any securities in OSI2, OCSL or in any fund or other investment vehicle managed by Oaktree.